1. Name and Address of Reporting Person
   Lord, Albert L.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              441450           D
Phantom Stock Units                12/31/2001 A             4404.824    A      $0.0000    32458 <F1>       D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $60.5    01/15/2001 A         25000        <F2>      01/15/2011 Common  250000   $60.5000   250000   D
(Right to buy)                               0                                 Stock
Stock Options  $68.9    02/14/2001 A         19667       02/14/2002 08/13/2007 Common  196673   $68.9000   196673   D
(Right to buy)                               3                                 Stock
Stock Options  $68.9    02/14/2001 A         13777       02/14/2002 01/13/2010 Common  137770   $68.9000   137770   D
(Right to buy)                               0                                 Stock
Stock Options  $79.85   08/01/2001 A         16545       08/01/2002 08/13/2007 Common  165452   $79.8500   165452   D
(Right to buy)                               2                                 Stock
Phantom Stock  $0 <F3>  01/25/2001 A         25000        <F4>       <F4>      Common  25000    $0.0000    25000    D
                                                                               Stock

Explanation of Responses:

<F1>
Includes shares acquired under the Officer Deferred Compensation Plan. Units are settled in the Company's common stock.
<F2>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $45.60, for five days, they also become exercisable on the fifth anniversary of the grant (June 14, 2005), but no sooner than one year from the grant date.
<F3>
Conversion or Exercise Price of Derivative Security is 1 to 1.
<F4>
These phantom stock units are awarded under the Officer Deferred Compensation Plan. If the insider's employment terminates for reasons other than death, disability, upon a change of control or involuntary termination prior to January 25, 2002, 100% of the award will be forfeited. If termination occurs on or after January 26, 2002, but prior to January 25, 2003, 50% of the award will be forfeited. Units are settled in the Company's stock.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
02/14/2002